UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission file number: 001-41687

BITDEER TECHNOLOGIES GROUP

08 Kallang Avenue
Aperia tower 1, #09-03/04
Singapore 339509
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒          Form 40-F  ☐

RESIGNATION OF A BOARD MEMBER

Ms. Xiaoni Meng has resigned from the Board of Directors (the “Board”) of Bitdeer Technologies Group (the “Company”). Ms. Meng’s decision to resign did not arise or result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

APPOINTMENT OF A BOARD MEMBER

The Board has appointed Ms. Chao Suo to serve as a director on the Board. Ms. Suo has over ten years of experience in human resources, including HR strategy framework, recruitment, performance management, competency development, compensation & benefit, and labor compliance. Ms. Suo has served as the HR Director of the Company since March 2021. Prior to that, Ms. Suo served as the HR Director of BitMain Technologies Holding Company (“BitMain”) from 2015 to 2021. Ms. Suo obtained a master’s degree in Corporate Management from Communication University of China in 2010 and a bachelor’s degree in Business Administration from Beijing Forestry University in 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bitdeer Technologies Group

	By:	/s/ Linghui Kong
	Name:	Linghui Kong
	Title:	Chief Executive Officer
Date: October 30, 2023